UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Entry into a Transaction Agreement

On November 27, 2024, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with CISG Holding Ltd, a company incorporated under the laws of the British Virgin Islands and wholly owned by AIX Inc. (NASDAQ: AIFU) (the “Seller”), Patriton Limited, a company incorporated under the laws of British Virgin Islands (the “Target Company”), GM Management Company Limited, a company incorporated under the laws of Hong Kong, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd. (“RONS Intelligent”), Shenzhen Xinbao Investment Management Co., Ltd. (“Shenzhen Xinbao”), Fanhua RONS Insurance Sales & Service Co., Ltd. (“RONS Sales”) and Shenzhen Baowang E-commerce Co., Ltd. (“Shenzhen Baowang”), all of which are companies with limited liability incorporated under the laws of the People’s Rublic of China.

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of 69,995,661 Class A ordinary shares with a par value of US$0.00833335 per share of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Seller undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the Closing (as defined below), each of RONS Intelligent, Shenzhen Xinbao, RONS Sales and Shenzhen Baowang will become a wholly owned subsidiary of the Target Company. In addition, save as the exceptions as stipulated in the Transaction Agreement, the Seller agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing. The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Seller, as well as customary indemnification rights and obligations of the parties.

The execution and performance of such Transaction Agreement was approved by the board of directors of the Company. The closing of the transaction is expected to occur by the end of 2024 (the “Closing”). Upon the consummation of the Closing, the Company will hold 100% of the equity interest of the Target Company, RONS Intelligent, Shenzhen Xinbao, RONS Sales and Shenzhen Baowang. The closing is subject to the customary closing conditions and terms as stipulated in the Transaction Agreement. Upon Closing, the Seller will hold 69,995,661 Class A ordinary shares of the Company, representing approximately 72.0% of the total issued and outstanding shares and approximately 3.4% of the total voting power of the Company.

RONS Intelligent mainly engaged in the field of developing digital and intelligent technologies for the financial and insurance industries. Xinbao Investment mainly engaged in the field of operating an online insurance trading and service platform. Such acquisition is aligned with the Company’s strategy as the Company intends to utilize the technologies and experience of RONS Intelligent and Xinbao Investment in the industries of intelligent technology and financial and insurance services to expand the Company’s operation.

The Transaction Agreement is filed as Exhibit 99.1 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Transaction Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this announcement and elsewhere by using words such as “expect”, “strive”, “looking ahead”, “outlook”, “guidance”, “forecast”, “goal”, “optimistic”, “anticipate”, “continue”, “plan”, “estimate”, “project”, “believe”, “should”, “could”, “will”, “would”, “possible”, “may”, “likely”, “intend”, “can”, “seek”, “potential”, “pro forma” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this announcement or to conform these statements to actual results or revised expectations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction Agreement dated as of November 27, 2024, entered and made among BGM Group Ltd, CISG Holding Ltd, Patriton Limited, GM Management Company Limited, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd., Shenzhen Xinbao Investment Management Co., Ltd., Fanhua RONS Insurance Sales & Service Co., Ltd. and Shenzhen Baowang E-commerce Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 29, 2024

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer